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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                  (RULE 13e-3)

                    TRANSACTION STATEMENT UNDER SECTION 13(e)
        OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER
                                (AMENDMENT NO. 2)

                            -----------------------

                      MOMENTUM BUSINESS APPLICATIONS, INC.
                                (NAME OF ISSUER)
                                PEOPLESOFT, INC.
                        (NAME OF PERSON FILING STATEMENT)

                            -----------------------

                CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                                    60877P108
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                            -----------------------

                                 CRAIG A. CONWAY
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                PEOPLESOFT, INC.
                               4460 HACIENDA DRIVE
                              PLEASANTON, CA 94588
                                 (925) 694-3000
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
        NOTICES AND COMMUNICATIONS ON BEHALF OF PERSONS FILING STATEMENT)
                                   Copies to:

                    ANNE S. JORDAN, ESQ.                               DOUGLAS D. SMITH, ESQ.
 SENIOR VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY                  PETER T. HEILMANN, ESQ.
                   PEOPLESOFT, INC.                                  GIBSON, DUNN & CRUTCHER LLP
                  4460 HACIENDA DRIVE                                   ONE MONTGOMERY STREET
                 PLEASANTON, CA 94588                             ONE MONTGOMERY TOWER, 31ST FLOOR
                    (925) 694-3000                                     SAN FRANCISCO, CA 94104
                                                                           (415) 393-8200

This statement is filed in connection with (check the appropriate box):

    a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13e-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c.  [ ] A tender offer.

    d.  [X] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:

Check the following box if the filing is a final amendment reporting the results of the transaction: [X]

                            CALCULATION OF FILING FEE
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             TRANSACTION VALUATION (1)          AMOUNT OF FILING FEE (2)
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
                  $90,000,000                          $18,000
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

(1) For purposes of calculating the filing fee only. The filing fee was calculated based on the purchase price of $90 million for all issued and outstanding shares of Class A Common Stock acquired pursuant to this transaction.


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(2)   The amount of the filing fee, calculated in accordance with Section 13 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash paid by PeopleSoft, Inc. for such Class A Common Stock.

[X] Check the box if any part of the fee is offset as provided by section 240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:  $18,000
        Form or Registration No.:  Schedule 13E-3
        Filing Party:  PeopleSoft, Inc.
        Date Filed: March 1, 2002

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                                  INTRODUCTION

        This Amendment No. 2 to Schedule 13E-3 Transaction Statement (together with any Exhibits or Annexes hereto, this "Transaction Statement") is being filed by PeopleSoft, Inc., a Delaware corporation, and relates to PeopleSoft's exercise of an option to purchase all issued and outstanding shares of Class A Common Stock of Momentum Business Applications, Inc., a Delaware corporation.

        The purchase of the Momentum Class A Common Stock covered by this Transaction Statement was pursuant to the exercise of an option in favor of PeopleSoft contained in Momentum's Restated Certificate (as hereinafter defined) and did not require any action on the part of Momentum, its board of directors or the holders of the Class A Common Stock.

ITEM 4 TERMS OF THE TRANSACTION.

        (a) On April 9, 2002 (the "Closing Date"), PeopleSoft consummated the exercise of its option to purchase all of the issued and outstanding Class A Common Stock of Momentum pursuant to the terms of Momentum's Restated Certificate of Incorporation as filed with the Delaware Secretary of State on December 31, 1998 (the "Certificate of Incorporation"), as amended by the Certificate of Amendment (the "Certificate of Amendment" and together with the Certificate of Incorporation, the "Restated Certificate") filed with the Delaware Secretary of State on September 19, 2001. PeopleSoft deposited the $90 million exercise price for the Class A Common Stock with the Payment Agent, EquiServe Trust Company, N.A. (the "Payment Agent"), which is in the process of distributing the exercise price pro rata to each person or entity who was a holder of Class A Common Stock at the close of business on the Closing Date.

               The Restated Certificate provides that transfer of title to all of the issued and outstanding shares of Class A Common Stock automatically vested in PeopleSoft on the Closing Date. Accordingly, PeopleSoft now owns all of the Class A Common Stock and Momentum is a wholly-owned subsidiary of PeopleSoft. The Payment Agent is communicating with the former holders of the Class A Common Stock and is distributing each former holder's pro rata share of the exercise price. Registered stockholders who hold physical stock certificates will receive their share of the exercise price upon tender of their stock certificates. Registered stockholders who hold their shares in book entry form will automatically receive payment by check. Stockholders who hold their shares in a brokerage account will have the relevant account automatically credited by the broker.

ITEM 5 PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        (b) On the Closing Date, PeopleSoft consummated the exercise of its option to purchase all of the issued and outstanding Class A Common Stock of Momentum pursuant to


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               the terms of Momentum's Restated Certificate. PeopleSoft
               deposited the $90 million exercise price for the Class A Common Stock with the Payment Agent, which is in the process of distributing the exercise price pro rata to each person or entity who was a holder of Class A Common Stock at the close of business on the Closing Date. The Restated Certificate provides that transfer of title to all of the issued and outstanding shares of Class A Common Stock automatically vested in PeopleSoft on the Closing Date. Accordingly, PeopleSoft now owns all of the Class A Common Stock and Momentum is a wholly-owned subsidiary of PeopleSoft.

               On April 10, 2002, Momentum filed a Form 15 with the Securities and Exchange Commission to suspend its reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and terminate registration of the Class A Common Stock under the Exchange Act. On April 10, 2002, Momentum's Class A Common Stock was also de-listed from the Nasdaq Stock Market.

ITEM 6 PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        (b) Momentum is now a wholly-owned subsidiary of PeopleSoft. PeopleSoft currently plans to merge Momentum into PeopleSoft promptly after the Closing Date.

        (c) Momentum is now a wholly-owned subsidiary of PeopleSoft. On April 10, 2002, Momentum filed a Form 15 with the Securities and Exchange Commission to suspend its reporting requirements under the Exchange Act and terminate registration of the Class A Common Stock under the Exchange Act. On April 10, 2002, Momentum's Class A Common Stock was also de-listed from the Nasdaq Stock Market. PeopleSoft currently plans to merge Momentum into PeopleSoft promptly after the Closing Date.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    April 16, 2002

                              PEOPLESOFT, INC.


                              By:    /s/ Stephen F. Hill
                                     -------------------------------------------
                              Name:  Stephen F. Hill
                              Title: Senior Vice President, Corporate Business
                                     Development


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